UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Abivax SA

(Name of Issuer)

Ordinary Shares, par value €0.01 per share

(Title of Class of Securities)

00370M103 (American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number)

Armance Bordes

Sofinnova Partners SAS

7-11 blvd Haussmann

75009 Paris

France

+33 1 76 23 41 00

With copy to:

John C. Partigan

Lloyd H. Spencer

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington DC 20001

(202) 585-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00370M103	Page 2 of 12
1.	Name of Reporting Persons Sofinnova Crossover I SLP (“SC”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

5,264,739 ordinary shares; 6,948,613 voting rights, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC, may be deemed to have sole voting power, and Antoine Papiernik (“Papiernik”), Cédric Moreau (“Moreau”), Kinam Hong (“Hong”), Joseph Anderson (“Anderson”) and Jacques Theurillat (“Theurillat”), the members of the investment committee of SC, may be deemed to have shared power to vote these shares.
8.	Shared Voting Power See row 7.
9.	Sole Dispositive Power

5,264,739 ordinary shares, except that SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, Moreau, Hong, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
10.	Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,264,739 ordinary shares; 6,948,613 voting rights
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.0% of the ordinary shares (1); 9.5% of the voting rights (2)
14.	Type of Reporting Person (see instructions) 00

(1) This percentage is based upon 65,943,541 shares of the Issuer’s ordinary shares outstanding (including the Underwriter’s option to purchase an additional 3,048,825 shares) immediately after the Issuer’s initial public offering (“IPO”), as set forth in the Issuer’s prospectus pursuant to Rule 424(b)(4), filed with the United States Securities and Exchange Commission (the “Commission”) on October 23, 2023 (the “Prospectus”).

(2) This percentage is calculated based upon 73,017,358 voting rights immediately after the Issuer’s IPO (including the Underwriter’s option to purchase an additional 3,048,825 shares).

CUSIP No. 00370M103	Page 3 of 12
1.	Name of Reporting Persons Sofinnova Partners SAS (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

5,264,739 ordinary shares; 6,948,613 voting rights. SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, Moreau, Hong, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to vote these shares.
8.	Shared Voting Power See row 7.
9.	Sole Dispositive Power

5,264,739 ordinary shares, except that SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, Moreau, Hong, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
10.	Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,264,739 ordinary shares; 6,948,613 voting rights
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.0% of the ordinary shares (1); 9.5% of the voting rights (2)
14.	Type of Reporting Person (see instructions) 00

(1) This percentage is based upon 65,943,541 shares of the Issuer’s ordinary shares outstanding (including the Underwriter’s option to purchase an additional 3,048,825 shares) immediately after the IPO, as set forth in the Prospectus.

(2) This percentage is calculated based upon 73,017,358 voting rights immediately after the Issuer’s IPO (including the Underwriter’s option to purchase an additional 3,048,825 shares).

CUSIP No. 00370M103	Page 4 of 12
1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power

		5,264,739 ordinary shares; 6,948,613 voting rights. SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
	9.	Sole Dispositive Power 0
10.	Shared Dispositive Power

		5,264,739 ordinary shares. SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,264,739 ordinary shares; 6,948,613 voting rights
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.0% of the ordinary shares (1); 9.5% of the voting rights (2)
14.	Type of Reporting Person (see instructions) IN

(1) This percentage is based upon 65,943,541 shares of the Issuer’s ordinary shares outstanding (including the Underwriter’s option to purchase an additional 3,048,825 shares) immediately after the IPO, as set forth in the Prospectus.

(2) This percentage is calculated based upon 73,017,358 voting rights immediately after the Issuer’s IPO (including the Underwriter’s option to purchase an additional 3,048,825 shares).

CUSIP No. 00370M103	Page 5 of 12
1.	Name of Reporting Persons Cédric Moreau (“Moreau”)

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power

		5,264,739 ordinary shares; 6,948,613 voting rights. SP SAS, the management company of SC, may be deemed to have sole voting power, and Moreau, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
	9.	Sole Dispositive Power 0
10.	Shared Dispositive Power

		5,264,739 ordinary shares. SP SAS, the management company of SC, may be deemed to have power to dispose of these shares, and Moreau, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,264,739 ordinary shares; 6,948,613 voting rights
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.0% of the ordinary shares (1); 9.5% of the voting rights (2)
14.	Type of Reporting Person (see instructions) IN

(1) This percentage is based upon 65,943,541 shares of the Issuer’s ordinary shares outstanding (including the Underwriter’s option to purchase an additional 3,048,825 shares) immediately after the IPO, as set forth in the Prospectus.

(2) This percentage is calculated based upon 73,017,358 voting rights immediately after the Issuer’s IPO (including the Underwriter’s option to purchase an additional 3,048,825 shares).

CUSIP No. 00370M103	Page 6 of 12
1.	Name of Reporting Persons Kinam Hong (“Hong”)

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power

		5,264,739 ordinary shares; 6,948,613 voting rights. SP SAS, the management company of SC, may be deemed to have sole voting power, and Hong, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
	9.	Sole Dispositive Power 0
10.	Shared Dispositive Power

		5,264,739 ordinary shares. SP SAS, the management company of SC, may be deemed to have power to dispose of these shares, and Hong, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,264,739 ordinary shares; 6,948,613 voting rights
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.0% of the ordinary shares (1); 9.5% of the voting rights (2)
14.	Type of Reporting Person (see instructions) IN

(1) This percentage is based upon 65,943,541 shares of the Issuer’s ordinary shares outstanding (including the Underwriter’s option to purchase an additional 3,048,825 shares) immediately after the IPO, as set forth in the Prospectus.

(2) This percentage is calculated based upon 73,017,358 voting rights immediately after the Issuer’s IPO (including the Underwriter’s option to purchase an additional 3,048,825 shares).

CUSIP No. 00370M103	Page 7 of 12
1.	Name of Reporting Persons Joseph Anderson (“Anderson”)

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power

		5,264,739 ordinary shares; 6,948,613 voting rights. SP SAS, the management company of SC, may be deemed to have sole voting power, and Anderson, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
	9.	Sole Dispositive Power 0
10.	Shared Dispositive Power

		5,264,739 ordinary shares. SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Anderson, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,264,739 ordinary shares; 6,948,613 voting rights
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.0% of the ordinary shares (1); 9.5% of the voting rights (2)
14.	Type of Reporting Person (see instructions) IN

(1) This percentage is based upon 65,943,541 shares of the Issuer’s ordinary shares outstanding (including the Underwriter’s option to purchase an additional 3,048,825 shares) immediately after the IPO, as set forth in the Prospectus.

(2) This percentage is calculated based upon 73,017,358 voting rights immediately after the Issuer’s IPO (including the Underwriter’s option to purchase an additional 3,048,825 shares).

CUSIP No. 00370M103	Page 8 of 12
1.	Name of Reporting Persons Jacques Theurillat (“Theurillat”)

2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power

		5,264,739 ordinary shares; 6,948,613 voting rights. SP SAS, the management company of SC, may be deemed to have sole voting power, and Theurillat, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
	9.	Sole Dispositive Power 0
10.	Shared Dispositive Power

		5,264,739 ordinary shares. SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Theurillat, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,264,739 ordinary shares; 6,948,613 voting rights
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.0% of the ordinary shares (1); 9.5% of the voting rights (2)
14.	Type of Reporting Person (see instructions) IN

(1) This percentage is based upon 65,943,541 shares of the Issuer’s ordinary shares outstanding (including the Underwriter’s option to purchase an additional 3,048,825 shares) immediately after the IPO, as set forth in the Prospectus.

(2) This percentage is calculated based upon 73,017,358 voting rights immediately after the Issuer’s IPO (including the Underwriter’s option to purchase an additional 3,048,825 shares).

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, par value €0.01 per share (the “Ordinary Shares”) of Abivax SA, a société anonyme incorporated under the laws of the French Republic (the “Issuer”). The Issuer’s principal executive offices are located at 7-11 boulevard Haussman, 75009 Paris, France.

Item 2.	Identity and Background

(a)       The persons and entities filing this Schedule 13D are Sofinnova Crossover I SLP (“SC”), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Antoine Papiernik (“Papiernik”), Cédric Moreau (“Moreau”), Kinam Hong (“Hong”), Joseph Anderson (“Anderson”) and Jacques Theurillat (“Theurillat”), the members of the investment committee of SC (collectively, the “Listed Persons” and together with SC and SP SAS, the “Reporting Persons”).

(b)       The address of the principal place of business for each of the Reporting Persons is Sofinnova Partners, 7-11 boulevard Haussmann, 75009 Paris, France.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. Each of the Listed Persons is employed at the offices of Sofinnova Partners, 7-11 boulevard Haussmann, 75009 Paris, France.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        SC is a French Partnership. SP SAS is a French Corporation. Messrs. Papiernik and Moreau are citizens of the French Republic. Mr. Hong is a citizen of the United States of America. Mr. Anderson is a citizen of the United Kingdom. Mr. Theurillat is a citizen of the Swiss Confederation.

Item 3.	Source and Amount of Funds or Other Consideration.

As described below in Item 4, on October 20, 2023, SC purchased a total of 1,200,000 of the Issuer’s American Depositary Shares (“ADS”), each ADS representing the right to receive one Ordinary Share, at $11.60 per share for an aggregate purchase price of $13,920,000. SC used its working capital to purchase the ADSs. In addition, SC used its working capital for the Ordinary Shares previously acquired by SC.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their positions in the Ordinary Shares for investment purposes. The Reporting Persons acquired the Ordinary Shares and ADSs from the Issuer through a combination of private placements prior to the Issuer becoming a public company and the Issuer’s initial public offering (the “IPO”). On October 20, 2023, as part of the Issuer’s IPO which closed on October 24, 2023, SC purchased a total of 1,200,000 of the ADSs, at the IPO price ($11.60 per share), for an aggregate purchase price of $13,920,000. Prior to the IPO, SC purchased an aggregate of 4,064,739 Ordinary Shares at an aggregate purchase price of approximately €38,154,217.

Mr. Hong serves as a member of the Board of Directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, Mr. Hong, in his capacity as a director, may be entitled to receive cash attendance fees.

SC may, from time to time, acquire additional Ordinary Shares and/or ADSs or sell all or a portion of the Ordinary Shares and/or ADSs held by SC in the open market or in privately negotiated transactions, or may distribute the Ordinary Shares and/or ADSs held by SC to its unitholders. Any actions SC might undertake will be dependent upon its review of numerous factors, including, among other things, the market prices of the Ordinary Shares and ADSs, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investors’ need for liquidity, and other future developments.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

As of October 27, 2023, SC held directly 5,264,739 Ordinary Shares representing approximately 8.0% of the Issuer’s outstanding Ordinary Shares and 6,948,613 voting rights representing approximately 9.5% of the Issuer’s outstanding voting rights. None of the other Reporting Persons hold any Ordinary Shares or ADSs directly. SP SAS is the management company of SC and may be deemed to have shared voting and investment control over the Ordinary Shares and ADSs held by SC. Each of Antoine Papiernik, Cédric Moreau, Kinam Hong, Joseph Anderson and Jacques Theurillat are the members of the investment committee of SC and may be deemed to have shared voting and investment control over the Ordinary Shares and ADSs held by SC. Each of such individuals disclaims beneficial ownership of such Ordinary Shares and ADSs except to the extent of their pecuniary interest therein.

The ownership percentages are based upon 65,943,541 of the Issuer’s Ordinary Shares outstanding (including the Underwriter’s option to purchase an additional 3,048,825 shares) immediately after the Issuer’s IPO, as set forth in the Issuer’s prospectus pursuant to Rule 424(b)(4), filed with the United States Securities and Exchange Commission on October 23, 2023 (the “Prospectus”). The voting percentages are based upon 73,017,358 voting rights outstanding immediately after the Issuer’s IPO (including the Underwriter’s option to purchase an additional 3,048,825 shares).

(a)	See Rows 11 and 13 of the cover page for each of the Reporting Persons, which information is incorporated herein by reference.

(b)	See Rows 7, 8, 9, and 10 of the cover page for each Reporting Person, which information is incorporated herein by reference.

(c)	See Item 3 above, which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Kinam Hong, a member of the investment committee of SC, is a member of the Issuer’s Board of Directors.

SC agreed that, subject to specified limited exceptions, for a period of 90 days from the date of the Prospectus, it would not, without the prior written consent of Morgan Stanley & Co. LLC and Leerink Partners LLC, offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any of their Ordinary Shares or ADSs or any securities convertible into, or exercisable or exchangeable for Ordinary Shares or ADSs; subject to certain exceptions as set forth in a Lock-Up Agreement. Morgan Stanley & Co. LLC and Leerink Partners LLC, in their sole discretion may release any of the securities subject to the Lock-Up Agreement at any time, which, in the case of officers and directors, shall be with notice.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement regarding filing of joint Schedule 13D.

99.2	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, filed on October 18, 2023 as Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on October 18, 2023 (File No. 333-274780).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2023

SOFINNOVA CROSSOVER I SLP		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Antoine Papiernik
		Name:	Antoine Papiernik
		Title:	Managing Partner
By:	/s/ Antoine Papiernik
Name:	Antoine Papiernik
Title:	Managing Partner

By:	/s/ Antoine Papiernik	By:	/s/ Cédric Moreau
Name:	Antoine Papiernik	Name:	Cédric Moreau

By:	/s/ Kinam Hong	By:	/s/ Joseph Anderson
Name:	Kinam Hong	Name:	Joseph Anderson

By:	/s/ Jacques Theurillat
Name:	Jacques Theurillat